UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  Rule 13d-101
                            (Amendment No. _______)*


                           Ducati Motor Holding S.p.A.
                        ---------------------------------
                                (Name of Issuer)


                         Ordinary Shares, no par value*
                      ------------------------------------
                         (Title of Class of Securities)


                                  IT0001278081
                               ------------------
                                  (ISIN Number)

                                Emmanuel Famerie
                                World Motors S.A.
                            46A, Avenue J.F. Kennedy
                                   Luxembourg
                                L-1855 Luxembourg
                              Tel. No. 352-4271711
  ----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 27, 2006
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* In addition to the Ordinary Shares, American Depositary Shares, each representing 10 Ordinary Shares, are registered pursuant to Section 12(b) of the Act. Only the American Depositary Shares are authorized for trading on a U.S. national securities exchange.

                              SCHEDULE 13D (Page 1)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  BI-Invest International Holdings Limited
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Bahamas
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, CO
--------------------------------------------------------------------------------
 * See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 2)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  EFG Trust Company Limited, in its capacity as the trustee of The
        |  Carlo Bonomi Declaration of Trust
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Jersey
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, OO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 3)


--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  EQ Trust (Jersey) Limited, in its capacity as trustee of the Budda
        |  Trust
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Jersey
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, OO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 4)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  Investindustrial Holdings Limited
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Jersey
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, CO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 5)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  Investindustrial Partners Limited
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Jersey
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, CO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 6)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  Investindustrial III, L.P.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  United Kingdom
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, PN
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 7)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  Worl Motor Holdings S. a r.l.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Jersey
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, OO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 8)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  World Motors S.A.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  AF*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Luxembourg
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  47,808,010
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  24,821,919
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  47,808,010
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  30%**
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  CO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.
** The number of Ordinary Shares reported in Row 11 represents 30% less one Ordinary Share of Ducati's outstanding Ordinary Shares, but, in compliance with the Instructions to Schedule 13D, the percentage reported in Row 13 has been rounded to the nearest tenth of a percentage.

                              SCHEDULE 13D (Page 9)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  BS Private Equity S.p.A.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Italy
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  0
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  11,144,047
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  11,144,047
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  7.0%
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, CO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.

                             SCHEDULE 13D (Page 10)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  BS Investimenti S.G.R. S.p.A.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Italy
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  0
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  11,144,047
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  11,144,047
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  7.0%
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, CO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.

                             SCHEDULE 13D (Page 11)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  World Motors Red S.c.A.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  AF*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Luxembourg
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  0
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  11,144,047
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  11,144,047
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  7.0%
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  OO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.

                             SCHEDULE 13D (Page 12)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  Hospitals of Ontario Pension Plan
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  OO*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Ontario
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  0
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  11,842,044
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  11,842,044
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  7.4%
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  HC, EP
--------------------------------------------------------------------------------
* See Item 5 of this Statement.

                             SCHEDULE 13D (Page 13)

--------------------------------------------------------------------------------
IT0001278081
--------------------------------------------------------------------------------
        |  Name of Reporting Persons
    1   |  I.R.S. Identification Nos. of above persons (entities only)
        |  World Motors White S.c.A.
--------------------------------------------------------------------------------
        |  Check the Appropriate Box if a Member of a Group (See Instructions)
    2   |  (a) [X]
        |  (b) [ ]
--------------------------------------------------------------------------------
        |  SEC Use Only
    3   |
--------------------------------------------------------------------------------
        |  Source Of Funds (See Instructions)
    4   |  AF*
--------------------------------------------------------------------------------
        |  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    5   |  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        |  Citizenship or Place of Organization
    6   |  Luxembourg
--------------------------------------------------------------------------------
                    |        |  Sole Voting Power
     Number of      |    7   |  0
      Shares        |-----------------------------------------------------------
   Beneficially     |        |  Shared Voting Power
     Owned by       |    8   |  0
       Each         |-----------------------------------------------------------
     Reporting      |        |  Sole Dispositive Power
    Person With     |    9   |  11,842,044
                    |-----------------------------------------------------------
                    |        |  Shared Dispositive Power
                    |    10  |  0
--------------------------------------------------------------------------------
        |  Aggregate Amount Beneficially Owned by Each Reporting Person
    11  |  11,842,044
--------------------------------------------------------------------------------
        | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 12 | (See Instructions)
--------------------------------------------------------------------------------
        |  Percent of Class Represented by Amount in Row (11)
    13  |  7.4%
--------------------------------------------------------------------------------
    14  |  Type Of Reporting Person
        |  OO
--------------------------------------------------------------------------------
* See Item 5 of this Statement.

Item 1.        Security and Issuer

         The class of securities to which this Statement on Schedule 13D (this "Statement") relates is the ordinary shares, no par value (the "Ordinary Shares"), of Ducati Motor Holding S.p.A., an Italian company ("Ducati") whose principal executive offices are located at Via A. Cavalieri Ducati, 3, 40132 Bologna, Italy. The Ordinary Shares are primarily traded on the Borsa Italiana, the Italian stock exchange. American Depositary Shares, each representing 10 Ordinary Shares (the "ADSs") are traded on the New York Stock Exchange. Each of the Ordinary Shares and the ADSs are registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended.

Item 2.        Identity and Background

         The information required by Item 2 of Schedule 13D with respect to each of the Reporting Persons (as defined in the table below) is set forth below:

--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
                             Jurisidiction of     Basis of Beneficial Ownership of
     Reporting Person          Organization               Ordinary Shares            Principal Business   Principal Address
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
BI-Invest International     Bahamas             Sole shareholder of                  Holding company     Montague Sterling
Holdings Limited                                Investindustrial Holdings Limited                        Centre, East Bay
("BI-Invest")                                                                                            Street
                                                                                                         Nassau, Bahamas
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
EFG Trust Company           Jersey              In its capacity as trustee of The    Trust               No. 1 Seaton Place
Limited, in its capacity                        Carlo Bonomi Declaration of Trust,   administration      St. Helier, Jersey
as trustee of The Carlo                         holder of 50% of the ordinary                            JE4 8YJ
Bonomi Declaration of                           shares of BI-Invest
Trust*
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
EQ Trust (Jersey)           Jersey              In its capacity as trustee of the    Trust               28-30 The Parade
Limited, in its capacity                        Budda Trust, holder of 50% of the    administration      St. Helier, Jersey
as trustee of the Budda                         ordinary shares of BI-Invest                             JE4 8XY
Trust*
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
Investindustrial Holdings   Jersey              Sole shareholder of                  Holding company     22 Grenville Street
Limited                                         Investindustrial Partners Limited                        St. Helier, Jersey
                                                                                                         Channel Islands
                                                                                                         JE4 8PX
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
Investindustrial Partners   Jersey              Sole general partner of              General partner     22 Grenville Street
Limited                                         Investindustrial III, L.P.           of                  St. Helier, Jersey
                                                                                     Investindustrial    Channel Islands
                                                                                     III, L.P.           JE4 8PX
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
Investindustrial III, L.P.  United Kingdom      Sole shareholder of WMH              Private equity      22 Grenville Street
                                                                                     fund                St. Helier, Jersey
                                                                                                         Channel Islands
                                                                                                         JE4 8PX
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
World Motor Holdings        Luxembourg          Controlling shareholder of WM        Acquisition and     51, Avenue J.F.
S. a r.l. ("WMH")                                                                    management of WM    Kennedy, Luxembourg
                                                                                     Entities'           L-1855 Luxembourg
                                                                                     Investments
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
World Motors S.A. ("WM")    Luxembourg          Record Owner of 24,821,919           Investment in the   46A, Avenue J.F.
                                                Ordinary Shares and minority         Ordinary Shares     Kennedy, Luxembourg
                                                shareholder and "manager" of each                        L-1855 Luxembourg
                                                of WMII and WMIII
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
BS Private Equity S.p.A.    Italy               Sole shareholder of BSI and          Italian private     Via P. Verri, 8 20121
("BSPE")                                        minority shareholder of WMII         equity fund         Milan, Italy
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
BS Investimenti S.G:R.      Italy               Controlling shareholder and          Italian closed      Via P. Verri, 8 20121
S.p.A. ("BSI")**                                "second manager" of WMII             fund                Milan, Italy
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
World Motors Red S.c.A.     Luxembourg          Record Owner of 11,144,047           Investment in the   46A, Avenue J.F.
("WMII")                                        Ordinary Shares                      Ordinary Shares     Kennedy, Luxembourg
                                                                                                         L-1855 Luxembourg
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
Hospitals of Ontario        Ontario             Controlling shareholder of WMIII     Pension plan        1 Toronto Street,
Pension Plan                                                                                             Suite 1400
("HOOPP")                                                                                                Toronto, Ontario
                                                                                                         M5C 3B2
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------
World Motors White S.c.A.   Luxembourg          Record Owner of 11,842,044           Investment in the   46A, Avenue J.F.
("WMIII" and together                           Ordinary Shares                      Ordinary Shares     Kennedy, Luxembourg
with WM and WMII, the "WM                                                                                L-1855 Luxembourg
Entities")
--------------------------- ------------------- ------------------------------------ ------------------- -----------------------

--------------------------
* The beneficiaries of each of these trusts are family members of Carlo Bonomi (the father of Andrea Bonomi, one of the directors of Investindustrial Partners Limited) excluding Andrea Bonomi.

** Acting in its capacity as the manager of the fund "BS Investimenti IV" and on behalf of such fund.

         None of the Reporting Persons has, during the last five years, been (i) convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information required by Item 2 of Schedule 13D with respect to: (1) the directors and executive officers of each of the Reporting Persons that are companies is set forth on Exhibits A-1, A-2, A-3, A-5, B-1 and B-2, (2) the managers of WMH is set forth on Exhibit A-4, (3) the members of the board of trustees and the executive officers of HOOPP is set forth on Exhibit C, and (4) the general partner of Investindustrial III, L.P., a limited partnership and the managers of WMII and WMIII is set forth in the table above.

Item 3.        Source and Amount of Funds or Other Consideration

         WMH provided WM an intercompany loan with an eight year term, bearing no interest, for the purpose of acquiring Ordinary Shares. WM used Euro 21,098,630.97 of the amount available under this loan facility to acquire 24,821,919 Ordinary Shares on March 27, 2006. All amounts provided by WMH constitute capital commitments of the limited partners of Investindustrial III, L.P. (the sole shareholder of WMH).

         BSI provided WMII an intercompany loan with an eight year term, bearing no interest, for the purpose of acquiring Ordinary Shares. WMII used Euro 9,472,440.06 of the amount available under this loan facility to acquire 11,144,047 Ordinary Shares on March 27, 2006. All amounts provided by BSI constitute capital commitments by investors in BS Investimenti IV, the fund managed by BSI.

         HOOPP provided WMIII an intercompany loan with an eight year term, bearing no interest, for the purpose of acquiring Ordinary Shares. WMIII used Euro 10,065,737.47 of the amount available under this loan facility to acquire 11,842,044 Ordinary Shares on March 27, 2006. All amounts provided by HOOPP constitute contributions by its pension plan participants and investment earnings thereon.

Item 4.        Purpose of Transaction

     The 47,808,010 Ordinary Shares which are the subject of this Statement were acquired by the Reporting Persons for investment purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except the following:

    (1) The WM Entities, collectively representing the holders 47,8080,010 Ordinary Shares, nominated the following persons to serve as directors of Ducati and proposed that they stand for election as directors at the meeting of Ducati's ordinary shareholders to be held on April 8, 2006 (on first call) and April 10, 2006 (on second call): Matteo Tamburini, Massimo Bergami, Roberto Consonni, Ulrich Weiss, Dante Razzano, Mauro Benetton, Federico Minoli, Carlo Pasquale Campanini Bonomi, Antonio Perricone, Marco Giovanni, Roberto Maestroni, Pietro Rao. The WM entities also proposed that the annual compensation for members of the board of directors equal Euro 15,000.

    (2) Pursuant to the Shareholders' Agreement, dated March 27, 2006 (the "Shareholders' Agreement") among WMH, BSI, BSPE, HOOPP, WM, WMII and WMIII (collectively, the "SA Parties"), in connection with the previous approval by Ducati's shareholders of a capital increase of Euro 80 million to be offered for subscription to each of Ducati's shareholders and the related preliminary agreement of Ducati, Investindustrial Holdings S.A. (an affiliate of WMH) and UniCredit Banca Mobiliare S.p.A. whereby UniCredit Banca Mobiliare S.p.A. undertook (subject to the terms and conditions set forth therein) to enter into a definitive underwriting agreement with the Company and the WM Entities to underwrite the portion of such capital increase not subscribed by Ducati's shareholders (other than the WM Entities) or third parties in the open market, each of the WM Entities agreed to subscribe for its pro-rata portion of such capital increase based on its holdings of Ordinary Shares on the date of the Shareholders' Agreement if Ducati's board of directors approve such capital increase.

    (3) The agreements of certain of the Reporting Persons contained in the Shareholders' Agreement, the relevant terms of which are described in
         Item 6 of this Statement and are incorporated into this Item 4 by reference.

         The Reporting Persons intend to review on a continuing basis the investment in Ducati. Based on such review, the Reporting Persons may (subject to the relevant provisions of the Shareholders' Agreement described in Item 6) acquire, or cause to be acquired, additional securities of Ducati, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding Ducati or any of its securities, to the extent deemed advisable in light of general policies of the Reporting Persons, Ducati's business, financial condition and operating results, general market and industry conditions or other factors. As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or Ducati's board of directors, other stockholders of Ducati or other third parties regarding such matters.

Item 5.        Interest in Securities of the Issuer

     (a) and (b) Ducati advised the Reporting Persons that there were 159,360,037 Ordinary Shares outstanding on April 6, 2006. The percentages of the outstanding Ordinary Shares set forth below are based on this number.

     WM beneficially owns 47,808,010 Ordinary Shares, constituting approximately 30% of the outstanding Ordinary Shares. Such 47,808,010 Ordinary Shares consist of (1) the 24,821,919 Ordinary Shares directly held by WM and (2) 11,144,047 Ordinary Shares directly held by WMII and 11,842,044 directly held by WMIII since, pursuant to the terms of the Shareholders' Agreement and the bylaws of WMII and WMIII (as applicable), WM has the power to direct the vote of the Ordinary Shares directly held by WMII and WMIII. Due to their direct or indirect control of WM, WMH, Invest Industrial III, L.P., Investindustrial Partners Limited, Investindustrial Holdings Limited, BI-Invest, EFG Trust Company Limited (in its capacity as trustee of The Carlo Bonomi Declaration of Trust)* and EQ Trust (Jersey) Limited (in its capacity as trustee of Budda Trust)* are also deemed to beneficially own such 47,080,010 Ordinary Shares, constituting approximately 30% of the outstanding Ordinary Shares.

     WMII directly holds and beneficially owns 11,144,047 Ordinary Shares, constituting approximately 7.0% of the outstanding Ordinary Shares. Due to their direct or indirect control of WMII, BSI and BSPE (together, the "BS Entities") also beneficially own such 11,144,047 Ordinary Shares.

     WMIII directly holds and beneficially owns 11,842,044 Ordinary Shares, constituting approximately 7.4% of the outstanding Ordinary Shares. Due to its control of WMIII, HOOPP also beneficially owns such 11,842,044 Ordinary Shares.

     WM has the sole power to vote 47,808,010 Ordinary Shares since, pursuant to the terms of the Shareholders' Agreement and the bylaws of WMII and WMIII (as applicable), it has the power to direct the vote of the 11,144,047 Ordinary Shares directly held by WMII, as manager of WMII, and the 11,842,044 Ordinary Shares directly held by WMIII, as manager of WMIII, in addition to the 24,821,919 Ordinary Shares directly held by it. The following entities are also deemed to have the sole power to direct the vote of such 47,808,010 Ordinary Shares through their indirect control of WM: WMH, Invest Industrial III, L.P., Investindustrial Partners Limited, Investindustrial Holdings Limited, BI-Invest, EFG Trust Company Limited (in its capacity as trustee of The Carlo Bonomi Declaration of Trust)* and EQ Trust (Jersey) Limited (in its capacity as trustee of Budda Trust).*

     WM has the sole power to dispose of the 24,821,919 Ordinary Shares directly held by it. The following entities are deemed to have the sole power to direct the disposition of such 24,821,919 Ordinary Shares through their indirect control of WM: WMH, Invest Industrial III, L.P., Investindustrial Partners Limited, Investindustrial Holdings Limited, BI-Invest, EFG Trust Company Limited (in its capacity as trustee of The Carlo Bonomi Declaration of Trust)* and EQ Trust (Jersey) Limited (in its capacity as trustee of Budda Trust).*

     WMII has the sole power to dispose of the 11,144,047 Ordinary Shares directly held by it. The BS Entities are deemed to have the sole power to direct the disposition of such 11,144,047 Ordinary Shares as shareholders of WMII, subject to the terms of the Shareholders' Agreement described in Item 6 of this Statement.

     WMIII has the sole power to dispose of the 11,842,044 Ordinary Shares directly held by it. HOOPP is deemed to have the sole power to direct the disposition of such 11,842,044 Ordinary Shares through its control of WMIII, subject to the terms of the Shareholders' Agreement described in Item 6 of this Statement.

     None of the Reporting Persons has shared voting or dispositive power over any of the Ordinary Shares which are the subject of this Statement.

* Each of EFG Trust Company Limited and EQ Trust (Jersey) Limited, in their capacities as the trustees of The Carlo Bonomi Declaration of Trust and the Budda Trust, respectively, owns 50% of the ordinary shares of BI-Invest. The beneficiaries of each of these trusts are family members of Carlo Bonomi (the father of Andrea Bonomi, one of the directors of Investindustrial Partners Limited) excluding Andrea Bonomi. As 50% shareholders of BI-Invest, EFG Trust Company Limited, in its capacity as the trustee of The Carlo Bonomi Declaration of Trust and EQ Trust (Jersey) Limited, in its capacity as trustee of the Budda Trust, may be deemed to beneficially own, and have the power to direct the voting and disposition, of the 47,808,010 Ordinary Shares for which BI-Invest has the power to direct the voting and disposition. Each of EFG Trust Company Limited and EQ Trust (Jersey) Limited, in their capacities as the trustees of The Carlo Bonomi Declaration of Trust and the Budda Trust, respectively, disclaims beneficial ownership of such 47,808,010 Ordinary Shares.

     (c) On February 28, 2006, TPG Motorcycle Acquisition L.P. ("TPG") and Investindustrial Holdings S.A., an affiliate of WMH ("IIH"), signed a Stock Purchase Agreement (the "Stock Purchase Agreement") for the sale by TPG of 30% (minus one Ordinary Share) of the outstanding (but excluding Ordinary Shares owned by the Company as treasury stock) Ordinary Shares to IIH or purchasers designated by IIH, the closing of which was subject, among other things, to receipt of required regulatory approvals, the absence of any material adverse change in Ducati and execution by Ducati and other lenders of certain facility agreements. IIH entered into equity commitment letters with HOOPP and the BS Entities for their participation in this transaction. Pursuant to the terms of the Stock Purchase Agreement, IIH designated WM (an entity affiliated with IIH which was formed for the purpose of investing in Ordinary Shares) as the purchaser of 24,821,919 Ordinary Shares from TPG, WMII (an entity controlled by the BS Entities which was formed for the purpose of investing in Ordinary Shares) as the purchaser of 11,144,047 Ordinary Shares from TPG and WMIII (an entity controlled by HOOPP which was formed for the purpose of investing Ordinary Shares) as the purchaser of 11,842,042 Ordinary Shares from TPG. On March 27, 2006, the sale and purchase of the Ordinary Shares under the Stock Purchase Agreement was consummated.

     Other than as described in the preceding paragraph, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the other persons identified pursuart to Item 2 of this Statement has effected any transactions in the Ordinary Shares during the sixty days preceding the filing of this Statement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described herein, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Ducati, including but not limited to transfer or voting of any securities of Ducati, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the Shareholders' Agreement described below.

         The SA Parties entered into the Shareholders' Agreement providing for, inter alia, (i) certain rights and obligations of the SA Parties with respect to the governance of the WM Entities and Ducati and (ii) certain transfer restrictions with respect to the Ordinary Shares and other interests owned by them and their affiliates in the WM Entities and Ducati. The following discussion is intended to be a summary of the terms of the Shareholders' Agreement which are relevant to the SA Parties' agreements with respect to the Ordinary Shares, but it is qualified in its entirety by reference to the Shareholders' Agreement, a copy of which is filed as an exhibit to this Statement.

Governance of WM Entities
-------------------------

         WM: During the Shareholders' Agreement's term (consisting of an initial term of three years and, if renewed, an additional three years, the "Term"), the SA Parties agreed that: (a) WM shall be governed by a board of directors (the "WM Board") consisting of five directors of whom (i) three are appointed upon designation of WMH (the "A Directors"), (ii) one is appointed upon designation of BSI (the "B Director"), and (iii) one is appointed upon designation of HOOPP (the "C Director"), (b) if any member of the WM Board ceases from his office for any reason, the substitute shall be elected upon designation of the party who designated such ceasing member, (c) resolutions of the WM Board require a majority vote of the members (provided that at least two A Directors shall have voted in favor of such resolution), and (d) any decision of WM, in its capacity as manager of WMII and WMIII, regarding the management of WMII and/or WMIII (other than any decision regarding the ordinary course of business thereof, which may be delegated to any A Director) (i) would be of the exclusive competence of the WM Board, (ii) may not be delegated, and (iii) would be taken by resolution of the WM Board with the vote of the majority of directors of WM present or duly represented at such meeting, provided that at least two A Directors shall have voted in favor of such resolution.

         WMII: During the Term, the SA Parties agreed that WMII would be governed and managed by WM. In addition, BSI would act as additional manager of WMII, and have powers limited to any decision regarding the implementation of the decisions validly taken by the shareholders' meeting of WMII with respect to the purchase or sale of Ordinary Shares under the provisions of the Shareholders' Agreement regarding the Right of First Offer, Tag-Along Rights and the Participation Rights (each as described below), it being understood that WM would not be entitled to make any decisions with respect to such matters. In the event that WM is removed as manager of WMII in accordance with the terms of the Shareholders' Agreement, the BS Entities have the irrevocable option to purchase from WM all Ordinary Shares owned by WM in WMII at a price equal to their nominal value.

         The SA Parties further agreed that the shareholders' meeting of WMII has exclusive competence to take any decision regarding the purchase or sale of Ordinary Shares under the provisions of the Shareholders' Agreement regarding the Right of First Offer, Tag-Along Rights and the Participation Rights.

         WMIII: During the Term, the SA Parties further agreed that WMIII shall be governed and managed by WM acting as its manager. In the event that WM is removed as manager of WMIII in accordance with the terms of the Shareholders' Agreement, then HOOPP shall have the irrevocable option to purchase from WM all of the Ordinary Shares owned by WM in WMIII at a price equal to their nominal value.

         The SA Parties further agreed that he shareholders' meeting of WMIII has exclusive competence to make any decision regarding the purchase or sale of Ordinary Shares under the provisions of the Shareholders Agreement regarding the Right of First Offer, Tag-Along Rights and the Participation Rights.

Transfer of Ordinary Shares
---------------------------

         Restrictions: During the Term, the WM Entities agreed not to transfer any Ordinary Shares, except for: (i) any transfer by WM after March 27, 2007 to a third party, subject to the "Right of First Offer" described below, provided that the transferee agrees to adhere to the Shareholders' Agreement (it being understood that such requirement shall not apply in the event that, after giving effect to any transfer under the Tag-Along Rights or Drag-Along Rights provisions described below, WMII and WMIII would cease to be shareholders of Ducati); (ii) any transfer by WMII or WMIII after March 27, 2011 (provided that the initial three-year of the agreement has been renewed and that, if not renewed, such obligation shall be effective until the expiration of the Term) of all (and not less than all) of their Ordinary Shares to any person, subject to the Right of First Offer, provided that the transferee agrees to adhere to the Shareholder's Agreement; (iii) any transfer by any WM Entity of its Ordinary Shares under the Right of First Offer, Tag-Along Rights or Drag-Along Rights provisions or (iv) certain pledges of Ordinary Shares to certain financial institutions.

         Right of First Offer: The SA Parties agreed that if any WM Entity intends to transfer its Ordinary Shares to a third party, it shall send a written notice to the other WM Entities setting forth the material payment terms of the proposed transfer and the WM Entity offerees shall have the right to purchase a number of Ordinary Shares equal to the product of (x) the total number of Ordinary Shares proposed to be sold by the offering WM Entity and (y) a fraction the numerator of which is the number of Ordinary Shares owned by the applicable WM Entity Offeree and the denominator of which is the aggregate number of Ordinary Shares owned by all the WM Entity offerees as of such time on the terms set forth in such notice. In order to exercise their right of first offer, the WM Entity offerees have to notify the offering WM Entity, within 15 business days from the date of receipt of such notice, of their irrevocable commitment to purchase all (but not less than all) the Ordinary Shares offered to the,, specifying, if applicable, their irrevocable commitment to also purchase the Ordinary Shares offered to the other WM Entity offeree in the event that such WM Entity offeree declined to purchase the Ordinary Shares offered to it in such notice. In the event that the WM Entity offerees fail to timely notify the offering WM Entity, the offering WM Entity shall be free to transfer all (but not less than all) the Ordinary Shares specified in such notice to any third party within and no later than six months following the date of delivery of such notice or such other longer term if the transfer is made pursuant to the Tag-Along Rights or Drag-Along Rights provisions, provided that no such transfer shall be completed unless the transferee executes a deed of adherence to the Shareholders' Agreement as a party hereto.

         Tag-Along Rights: The SA Parties agreed that if, after March 27, 2007, WM wishes to sell any Ordinary Shares owned to a third person, WM shall give the other WM Entities written notice of its intention to sell such Ordinary Shares and the material terms of such transfer and, for 15 business days following the date of the tag-along WM Entities' receipt of such tag-along notice, provided that such WM Entities have not exercised their Right of First Offer, each of the tag-along WM Entities shall have the right to deliver a reply notice to WM setting forth its irrevocable election to require WM to include in the sale contemplated by such tag-along notice (i) an aggregate number of Ordinary Shares owned by each tag-along WM Entity equal to its pro rata portion (which is the product of (x) the total number of Ordinary Shares owned by such tag-along WM Entity and (y) a fraction, the numerator of which shall be the number of Ordinary Shares proposed to be sold by WM and the denominator of which is the total number of Ordinary Shares owned at such time by WM) of Ordinary Shares offered for sale by WM, if such percentage does not exceed 50% of the Ordinary Shares owned by WM and (ii) all of the Ordinary Shares owned by each tag-along WM Entity, if the percentage of Ordinary Shares offered for sale by WM exceeds 50% of the Ordinary Shares owned by WM, in each case, at a purchase price per Ordinary Share not lower than the price indicated in such tag-along notice. Following the receipt of a reply notice, WM shall be obligated to include in its proposed sale the Ordinary Shares set forth in such reply notice at a purchase price not lower than the price indicated in such tag-along notice (or at a higher price) and substantially on the same terms set forth in such tag-along notice. If the tag-along WM Entities (or any of them) do not timely elect to include their Ordinary Shares in the sale proposed by WM, then WM may, within six months following the date of delivery of its tag-along notice, transfer its Ordinary Shares at a purchase price not lower than the price indicated in its tag-along notice and substantially at the same terms indicated in its tag-along notice.

         Drag-along Right: If after March 27, 2007, WM receives an unaffiliated third party offer to purchase at a price not lower than the price offered to WM and, in any event, at a price not lower than the drag-along minimum price (which is equal to 80% of the fair market value of the Ordinary Shares if traded publicly), 90% or more of the Ordinary Shares owned by WM, then WM may require the other WM Entities to simultaneously transfer all Ordinary Shares owned by them to the prospective transferee by notifying the WM Entities that it elects to include in such proposed transfer all (and not less than all) the Ordinary Shares owned by such WM Entities at a price not lower than the price indicated in such drag-along notice and on the same terms as WM.

         Standstill: Each of the SA Parties agreed that, during the Term, it will not, without all other SA Parties' prior written consent, (i) acquire any voting securities of Ducati, (ii) participate in a "group" or "shareholders agreements" (other than the Shareholders' Agreement) with respect to any voting securities of Ducati, or (iii) seek to control or influence the management, board of directors or policies of Ducati, provided that WM and WM Holding, at their sole discretion, shall be entitled at any time to (A) effect a voluntary tender offer seeking to acquire 100% of the voting securities of Ducati in compliance with the following paragraph and (B) after the completion of such tender offer as a result of which WM or WM Holding owns 30% or more of the voting securities of Ducati, during each 12-month period thereafter, acquire not more than 3% of the voting securities of Ducati in compliance with the following paragraph, it being understood that none of the limitations provided under this paragraph and this proviso (B) will apply if WM or WM Holding will own more than 50% of the voting securities of Ducati.

         Participation Rights: The SA Parties agreed that if WM intends to effect a voluntary tender offer to acquire 100% of the voting securities of Ducati or acquire other voting securities of Ducati as permitted in the preceding paragraph, such transaction will be effected by WM, acting alone or with others or together with the other WM Entities that have elected to participate in such transaction at the terms set forth in this paragraph, at the purchase price and at the other terms decided by WM in its sole discretion and as specified in a notice to be delivered to the other WM Entities. Each WM Entity shall then have the right to acquire in such transaction a number of voting securities of Ducati not exceeding its pro-rata portion of the voting securities held by it as of the applicable date, by delivering a written notice to WM setting forth its irrevocable election to acquire such voting Securities of Ducati and its commitment to acquire also the voting securities of Ducati that the other WM Entity does not wish to acquire, in each case at not less than 100% of the purchase price and on the same terms as specified in WM's notice. If WMII or WMIII fails to deliver such notice within five business days from the date of delivery of WM's notice or elects to exercise such rights with respect to less than such WM Entity's pro-rata portion, the other WM Entities shall be entitled to acquire such voting securities of Ducati with respect to which such WM Entity shall not have exercised its rights under this paragraph.

         Appointment of Directors of Ducati: During the Term the SA Parties agreed that, upon notice of call of any shareholders' meeting of Ducati at which directors and/or statutory auditors (if applicable) are up for election, the board of directors of WM will propose a slate of candidate directors at such shareholders' meeting in accordance with Ducati's by-laws and cause the voting securities of Ducati owned by the WM Entities to be voted in favor of the approval of the election of such slate. The Parties further agreed that such slate would be composed as follows and in the following order: (except, with respect to the last candidate designated by the A Directors, as set forth in sub-clause (y) of the proviso below): (i) the A Directors have the right to propose the first candidates on a sub-list equal to 60% of the total directors (the applicable portion of which will be disinterested outside directors), (ii) the B Director will have the right to propose the other candidates on a sub-list equal to 30% of the total directors (the applicable portion of which will be disinterested outside directors), and (iii) the C Director will have the right to propose the final candidates on a sub-list equal to 10% of the total directors, provided that (x) the total number of the members to be elected to the board of directors will be determined by the A Directors at their sole discretion and shall not be less than 11 nor more than 12, (y) the C Director will have the right to designate at least one director of Ducati and one of the candidates proposed by the A Directors shall be listed as the last candidate on the slate to be presented at the shareholders' meetings of Ducati, and (z) any disinterested outside directors to be appointed in accordance with Ducati's by-laws will be appointed as to 50% out of the total number thereof by the A Directors and as to 50% out of the total number thereof by the B Director.

         Appointment of CEO: The SA Parties agreed that WM will use its best efforts to cause the first candidate of the sub-list proposed by the A Directors to be proposed as candidate CEO of Ducati. If the B Director or the C Director disagrees on the identity of such candidate for sound and reasonable business reasons, unless an alternative candidate is proposed by the A Directors and accepted by the B Director and the C Director, upon request of the dissenting director, the board of directors of WM will consult with certain human resources firms to propose, within and no later than 30 business days thereafter, a list of candidates selected among well-reputed managers, from which the board of directors of WM, by a majority vote including 2 A Directors, will designate the candidate CEO.

         Capital Increase of Ducati: Clause (2) of Item 4 of this Statement is incorporated by reference into this Item 6.

Item 7.        Material to be filed as Exhibits

Exhibits A-1,     Information required by Item 2 with respect to the directors
A-2, A-3, A-4,    and executive officers of each of the Reporting Persons that
A-5, B-1, B-2,    are companies (Exhibits A-1, A-2, A-3, A-5, B-1 and B-2), the
and C             managers of WMH (Exhibit A-4) and the members of the board of trustees and the executive officers of HOOPP (Exhibit C)
Exhibit D         Joint Filing Agreement, dated April 6, 2006 among all
                  Reporting Persons named herein to file this Statement and any amendments hereto on behalf of all the Reporting Persons
Exhibit E         Shareholders' Agreement dated March 27, 2006 among WMH, BSI,
                  BSPE, HOOPP, WM, WMII and WMIII.

                                    Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2006

                                  BI-INVEST INTERNATIONAL HOLDINGS LIMITED
                                  By: MONTAGE EAST LIMITED, Director & President
                                  By: /s/ Trevor Sunderland
                                      -------------------------
                                  Name: Trevor Sunderland, Authorized Signatory

                                  INVESTINDUSTRIAL HOLDINGS LIMITED
                                  By: /s/ Stuart Hornby
                                      ---------------------
                                  Name: Stuart Hornby
                                  Title: Director

                                  INVESTINDUSTRIAL PARTNERS LIMITED
                                  By: /s/ Christopher Le Boutillier
                                      ---------------------------------
                                  Name:  Christopher Le Boutillier
                                  Title: Director

                                  INVESTINDUSTRIAL III, L.P.
                                  By: INVESTINDUSTRIAL PARTNERS LIMITED,
                                      its General Partner

                                  By: /s/ Christopher Le Boutillier
                                      ---------------------------------
                                  Name:  Christopher Le Boutillier
                                  Title: Director

                                  WORLD MOTOR HOLDINGS S. a r.l.

                                  By: /s/ Emmanuel Famerie
                                      ------------------------
                                  Name:  Emmanuel Famerie
                                  Title: Manager

                                  WORLD MOTORS S.A.

                                  By: /s/ Emmanuel Famerie
                                      ------------------------
                                  Name:  Emmanuel Famerie
                                  Title: Director

                                  WORLD MOTORS WHITE S.c.A.
                                  By: WORLD MOTORS S.A., its Manager

                                  By: /s/ Emmanuel Famerie
                                      ------------------------
                                  Name:  Emmanuel Famerie
                                  Title: Director

                                  WORLD MOTORS RED S.c.A.
                                  By: WORLD MOTORS S.A., its Manager

                                  By: /s/ Emmanuel Famerie
                                      ------------------------
                                  Name: Emmanuel Famerie
                                  Title: Director

                                  EFG TRUST COMPANY LIMITED, in its capacity as trustee of The Carlo Bonomi Declaration of Trust
                                  By: /s/ J. Le Chevalier
                                      -----------------------
                                  Name:  J. Le Chevalier
                                  Title: Authorized Signatory

                                  By: /s/ P. Weir
                                      ---------------
                                  Name:  P. Weir
                                  Title: Authorized Signatory

                                  EQ TRUST (JERSEY) LIMITED, in its capacity as trustee of the Budda Trust

                                  By: /s/ Christine Brown
                                      -----------------------
                                  Name:  Christine Brown
                                  Title: Authorized Signatory

                                  By: /s/ Kay Dorey
                                      -----------------
                                  Name:  Kay Dorey
                                  Title: Authorized Signatory

                                  BS PRIVATE EQUITY S.p.A.

                                  By: /s/ Antonio Perricone
                                      -------------------------
                                  Name:  Antonio Perricone
                                  Title: Chairman

                                  BS INVESTIMENTI S.G.R. S.p.A., acting in its capacity as manager of the fund "BS Investimenti IV"

                                  By: /s/ Antonio Perricone
                                      -------------------------
                                  Name:  Antonio Perricone
                                  Title: Chairman

                                  HOSPITALS OF ONTARIO PENSION PLAN

                                  By: /s/ Ray Newman
                                      ------------------
                                  Name:  Ray Newman
                                  Title: Senior Portfolio Manager, Private
                                         Equity & Special Situations

                                  By: /s/ Andrew Moysiuk
                                      ----------------------
                                  Name:  Andrew Moysiuk
                                  Title: Vice President, Private Equity &
                                         Special Situations

                                   Exhibit A-1
                                   -----------

                   BI-Invest Directors and Executive Officers
                   ------------------------------------------

         The information required by Item 2 of Schedule 13D with respect to the directors and executive officers of BI-Invest is set forth below.

         (a), (b), (c) and (f) The following table sets forth the name and position at BI-Invest, business address, principal occupation or employment (including the name, principal business and address of the organization where such occupation or employment is carried out) and citizenship of each director and executive officer of BI-Invest.

------------------------------ ---------------------------- ------------------------------------------------- --------------
Name and Position at           Business Address             Principal Occupation or Employment                Citizenship
Bi-Invest
------------------------------ ---------------------------- ------------------------------------------------- --------------
Montague East Ltd.             Montague Sterling Centre,    Nominee company of Butterfield Bank (Bahamas)     Bahamas
Director & President           East Bay Street              Limited (a banking services provider)
                               Nassau, Bahamas              Montague Sterling Centre, East Bay Street,
                                                            Nassau, Bahamas
------------------------------ ---------------------------- ------------------------------------------------- --------------
Anthony Laver                  13 Rue de La Fontaine        Director of Tradeconsult S.A.                     British
Director                       Geneva, Switzerland          (a fiduciary)
                                                            13 Rue de La Fontaine
                                                            Geneva, Switzerland
------------------------------ ---------------------------- ------------------------------------------------- --------------
Sterling East Ltd.             Montague Sterling Centre,    Nominee company of Butterfield Bank (Bahamas)     Bahamas
Secretary                      East Bay Street              Limited (a banking services provider)
                               Nassau, Bahamas              Montague Sterling Centre, East Bay Street,
                                                            Nassau, Bahamas
------------------------------ ---------------------------- ------------------------------------------------- --------------

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the directors and executive officers of BI-Invest (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Exhibit A-2
                                   -----------

                   Investindustrial Holdings Limited Directors
                   -------------------------------------------

         The information required by Item 2 of Schedule 13D with respect to the directors of Investindustrial Holdings Limited is set forth below. Investindustrial Holdings Limited does not have any officers.

         (a), (b), (c) and (f) The following table sets forth the name, business address, principal occupation or employment (including the name, principal business and address of the organization where such occupation or employment is carried out) and citizenship of each director of Investindustrial Holdings Limited.

------------------------------ ---------------------------- ------------------------------------------------- --------------
Name                           Business Address             Principal Occupation or Employment                Citizenship
------------------------------ ---------------------------- ------------------------------------------------- --------------
Francis Tancrede               Rue des Epinettes, Z 1.      Director of Huet Holdings (a holding company)     French
                               Sud 77200 Torcy France       70 Boulevard Courcelles
                                                            75017 Paris, France
------------------------------ ---------------------------- ------------------------------------------------- --------------
Neil Smith                     1 Duchess Street, London,    Chief Financial Officer of Investindustrial       British
                               W1W 6AN                      Limited
                               United Kingdom               (a corporate finance advisory company)
                                                            1 Duchess Street
                                                            London, W1W 6AN
                                                            United Kingdom
------------------------------ ---------------------------- ------------------------------------------------- --------------
Christopher Tilley             15 Chemin de la Praly        Director of Investindustrial Holdings Limited     British
                               222 Vesenaz
                               Geneva, Switzerland
------------------------------ ---------------------------- ------------------------------------------------- --------------
Stuart Hornby                  22 Grenville Street          Manager of Mourant & Co. Secretaries Ltd.         British
                               St. Helier, Jersey           (corporate secretarial company)
                               Channel Islands              22 Grenville Street
                               JE4 8PX                      St. Helier, Jersey, Channel Islands JE4 8PX
------------------------------ ---------------------------- ------------------------------------------------- --------------

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the directors of Investindustrial Partners Limited (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Exhibit A-3
                                   -----------

                   Investindustrial Partners Limited Directors
                   -------------------------------------------

         The information required by Item 2 of Schedule 13D with respect to the directors of Investindustrial Partners Limited is set forth below. Investindustrial Partners Limited does not have any officers.

         (a), (b), (c) and (f) The following table sets forth the name, business address, principal occupation or employment (including the name, principal business and address of the organization where such occupation or employment is carried out) and citizenship of each director of Investindustrial Partners Limited.

------------------------------ ---------------------------- ----------------------------------------------------- ---------------
Name                           Business Address             Principal Occupation or Employment                    Citizenship
------------------------------ ---------------------------- ----------------------------------------------------- ---------------
Julia Chapman                  22 Grenville Street          Supervisory board member of, and employee of          British
                               St. Helier, Jersey subsidiary of, Mourant Limited
                               (a fund and Channel Islands corporate
                               administration servies provider) JE4 8PX 22
                               Grenville Street
                                                            St. Helier, Jersey,
Channel Islands JE4 8PX
------------------------------ ---------------------------- ----------------------------------------------------- ---------------
Neil Smith                     1 Duchess Street, London,    Chief Financial Officer of Investindustrial Limited   British
                               W1W 6AN                      (a corporate finance advisory company)
                               United Kingdom               1 Duchess Street
                                                            London, W1W 6AN
                                                            United Kingdom
------------------------------ ---------------------------- ----------------------------------------------------- ---------------
Ian Lambert                    22 Grenville Street          Employee of subsidiary of Mourant Limited Ltd. (a     British
                               St. Helier, Jersey fund and corporate
                               administration servies provider) Channel Islands
                               22 Grenville Street JE4 8PX St. Helier, Jersey,
                               Channel Islands JE4 8PX
------------------------------ ---------------------------- ----------------------------------------------------- ---------------
Chris Le Boutillier            22 Grenville Street          Employee of subsidiary of Mourant Limited Ltd. (a     British
                               St. Helier, Jersey fund and corporate
                               administration servies provider) Channel Islands
                               22 Grenville Street JE4 8PX St. Helier, Jersey,
                               Channel Islands JE4 8PX
------------------------------ ---------------------------- ----------------------------------------------------- ---------------
Andrea Bonomi                  BI-Invest S.A.               Director of BI-Invest S.A.                            American
                               Chesa Alta                   (a domiciliation and transfer agent)
                               7522 La Punt- Chamues        Chesa Alta
                               Ch.Switzerland               7522 La Punt- Chamues
                                                            Ch.Switzerland
------------------------------ ---------------------------- ----------------------------------------------------- ---------------

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the directors of Investindustrial Partners Limited (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Exhibit A-4
                                   -----------

                                  WMH Managers
                                  ------------

         The information required by Item 2 of Schedule 13D with respect to the managers of WMH (the "WMH Managers") is set forth below. WMH does not have any officers.

         (a), (b), (c) and (f) The following table sets forth the name, business address, principal occupation or employment (including the name, principal business and address of the organization where such occupation or employment is carried out) and citizenship of each WMH Manager.

------------------------------ ---------------------------- -------------------------------------------- ---------------
Name                           Business Address             Principal Occupation or Employment           Citizenship
------------------------------ ---------------------------- -------------------------------------------- ---------------
Emmanuel Famerie               51, Avenue J.F. Kennedy,     Managing Director of BI-Invest S.A.          Belgian
                               Luxembourg                   (a domiciliation and transfer agent)
                               L-1855 Luxembourg            51, Avenue J.F. Kennedy, Luxembourg
                                                            L-1855 Luxembourg
------------------------------ ---------------------------- -------------------------------------------- ---------------
Neil Smith                     1 Duchess Street, London,    Chief Financial Officer of                   British
                               W1W 6AN                      Investindustrial Limited
                               United Kingdom               (a corporate finance advisory company)
                                                            1 Duchess Street
                                                            London, W1W 6AN
                                                            United Kingdom
------------------------------ ---------------------------- -------------------------------------------- ---------------

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the WM Managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Exhibit A-5
                                   -----------

                                  WM Directors
                                  ------------

         The information required by Item 2 of Schedule 13D with respect to the directors of WM (the "WM Directors") is set forth below. WM does not have any officers.

         (a), (b), (c) and (f) The following table sets forth the name and position at WM, business address, principal occupation or employment (including the name, principal business and address of the organization where such occupation or employment is carried out) and citizenship of each WM Director.

------------------------------ ---------------------------- -------------------------------------------- ---------------
Name (Position at WM)          Business Address             Principal Occupation or Employment           Citizenship
------------------------------ ---------------------------- -------------------------------------------- ---------------
Emmanuel Famerie               51, Avenue J.F. Kennedy,     Managing Director of BI-Invest S.A.          Belgian
(Director A, Managing          Luxembourg                   (a domiciliation and transfer agent)
Director)                      L-1855 Luxembourg            51, Avenue J.F. Kennedy, Luxembourg
                                                            L-1855 Luxembourg
------------------------------ ---------------------------- -------------------------------------------- ---------------
Neil Smith (Director A)        1 Duchess Street, London,    Chief Financial Officer of                   British
                               W1W 6AN                      Investindustrial Limited
                               United Kingdom               (a corporate finance advisory company)
                                                            1 Duchess Street
                                                            London, W1W 6AN
                                                            United Kingdom
------------------------------ ---------------------------- -------------------------------------------- ---------------
Veronique D'Heur (Director A)  51, Avenue J.F. Kennedy,     Managing Director of BI-Invest S.A.          Belgian
                               Luxembourg                   (a domiciliation and transfer agent)
                               L-1855 Luxembourg            51, Avenue J.F. Kennedy, Luxembourg
                                                            L-1855 Luxembourg
------------------------------ ---------------------------- -------------------------------------------- ---------------
Anthony Perricone (Director    Via P. Verri, 8              Chairman of BS Private Equity S.P.A. (an     Italian
B)                             20121 Milan Italy            Italian private equity fund)
                                                            Via P. Verri, 8  20121 Milan, Italy
------------------------------ ---------------------------- -------------------------------------------- ---------------
Andrew Moysiuk (Director C)    1 Toronto Street,            Vice President, Private Equity & Special     Canadian
                               Suite 1400                   Situations of HOOPP
                               Toronto, ON                  (a pension plan)
                               Canada M5C 3B2               1 Toronto Street, Suite 1400
                                                            Toronto, ON  Canada M5C 3B2
------------------------------ ---------------------------- -------------------------------------------- ---------------

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the WM Directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Exhibit B-1
                                   -----------

                                 BSI Principals
                                 --------------

         The information required by Item 2 of Schedule D with respect to the directors and executive officers of BSI is set forth below.

         (a) Antonio Perricone (Chairman), Paolo Baretta (Vice-Chairman), Francesco Sironi (Vice-Chairman), Paolo Pendenza, Andrea Frecchiami, Ugo Pivato, Alessandra Gavirati and Lidia Carbonetti are the directors of BSI (the "BSI Directors") and Daniela Ingrosso is an executive officer of BSI without delegation of powers by the board of directors of BSI (together with the BSI Directors, the "BSI Principals").

         (b) The business address of each of the BSI Principals is Via P. Verri, 8, 20121 Milan, Italy.

         (c) The principal occupation of each of the BSI Directors is being a director of BSI (an Italian closed fund) and BSPE (an Italian private equity fund), each located at Via P. Verri, 8, 20121 Milan, Italy. The principal occupation of Daniela Ingrosso is being an executive officer of BSI.

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the BSI Principals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the BSI Principals is an Italian citizen.

                                   Exhibit B-2
                                   -----------

                                 BSPE Directors
                                 --------------

         The information required by Item 2 of Schedule D with respect to the directors of BSPE is set forth below. BSPE does not have any officers.

         (a) Antonio Perricone (Chairman), Paolo Baretta, Francesco Sironi, Maria Scozzafava are the directors of BSPE (the "BSPE Directors").

         (b) The business address of each of the BSPE Directors is Via P. Verri, 8, 20121 Milan Italy.

         (c) The principal occupation of each of the BSPE Directors is being a director of BSI (an Italian closed fund) and BSPE (an Italian private equity fund), each located at Via P. Verri, 8, 20121 Milan Italy.

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of the BSPE Directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the BSPE Directors is an Italian citizen.

                                    Exhibit C
                                    ---------

                                HOOPP Principals
                                ----------------

         The information required by Item 2 of Schedule 13D with respect to each member of the Board of Trustees of HOOPP and each of HOOPP's executive officers (the "HOOPP Principals") is set forth below.

         (a), (b), (c) and (f) The following table sets forth the name and position at HOOPP, residential or business address, principal occupation or employment (including the name, principal business and address of the organization where such occupation or employment is carried out) and citizenship of each HOOPP Principal.

------------------- -------------------------------- ----------------------------------------------- -------------------
Name and Position   Residence or Business Address    Principal Occupation or Employment              Citizenship
at HOOPP
------------------- -------------------------------- ----------------------------------------------- -------------------
David G. Alexander  BCE Place                        Chief Executive Officer                         Canadian and Irish
Trustee             TD Canada Trust Tower            Third Eye Capital Corporation
                    161 Bay Street, Suite 3820 (a private debt fund) Toronto, ON
                    BCE Place, TD Canada Trust Tower Canada M5J 2S1 161 Bay
                    Street, Suite 3820
                                                     Toronto, ON  Canada  M5J 2S1
------------------- -------------------------------- ----------------------------------------------- -------------------
Dan Anderson        85 Grenville Street              Director/Chief Negotiator                       Canadian
Trustee             Suite 400                        Ontario Nurses' Association
                    Toronto, ON                      (a trade union representing nurses and allied
                    Canada  M5S 3A2                  health personnel in Ontario)
                                                     85 Grenville Street, Suite 400
                                                     Toronto, ON  Canada  M5S 3A2
------------------- -------------------------------- ----------------------------------------------- -------------------
Lesley Bell         85 Grenville Street              Chief Executive Officer                         Canadian
Trustee             Suite 400                        Ontario Nurses' Association
                    Toronto, ON                      (a trade union representing nurses and allied
                    Canada  M5S 3A2                  health personnel in Ontario)
                                                     85 Grenville Street, Suite 400
                                                     Toronto, ON  Canada  M5S 3A2
------------------- -------------------------------- ----------------------------------------------- -------------------
Catherine Butt      1206-250 Pall Mall               Consultant                                      Canadian
Trustee             London, ON                       Kelly Butt Consulting
                    Canada  N6A 6K3                  (consulting services firm)
                                                     1206-250 Pall Mall
                                                     London, ON Canada N6A 6K3
------------------- -------------------------------- ----------------------------------------------- -------------------
Warren Chant        194 Talbot Street West           Health Administration - President & CEO         Canadian
Trustee             Leamington, ON                   Leamington District Memorial Hospital
                    Canada  N8H 1N9                  (healthcare facility)
                                                     194 Talbot Street West
                                                     Leamington, ON  Canada  N8H 1N9
------------------- -------------------------------- ----------------------------------------------- -------------------
Helen Fetterly      205 Richmond Street West         Secretary Treasurer                             Canadian
Trustee             Suite 502                        Ontario Council of Hospital Unions
                    Toronto, ON                      (a trade union representing hospital,
                    Canada  M5V 1V3                  long-term care, ambulance and central laundry
                                                     workers in Ontario)
                                                     205 Richmond Street West, Suite 502
                                                     Toronto, ON  Canada  M5V 1V3
------------------- -------------------------------- ----------------------------------------------- -------------------

---------------------------- ----------------------- ------------------------------------------- ---------------------
Name and Position at HOOPP   Residence or Business   Principal Occupation or Employment          Citizenship
                             Address
---------------------------- ----------------------- ------------------------------------------- ---------------------
Marcia Gillespie, Trustee    100 Lesmill Road        Benefit Counsellor                          Canadian
                             Toronto, ON             Ontario Public Service Employees Union (a
                             Canada                  trade union representing public service
                             M3B 3P8                 employees in Ontario)
                                                     100 Lesmill Road
                                                     Toronto, ON  Canada  M3B 3P8
---------------------------- ----------------------- ------------------------------------------- ---------------------
Marcelle Goldenberg          2180 Steeles Avenue     Executive Vice-President                    Canadian
Trustee                      West,                   Service Employees International Union (a
                             Suite 200               trade union representing workers in
                             Concord, ON  Canada     various industries and sectors)
                             L4K 2Z5                 2180 Steeles Avenue West, Suite 200
                                                     Concord, ON  Canada  L4K 2Z5
---------------------------- ----------------------- ------------------------------------------- ---------------------
Susan Lewis                  90 Burnhamthorpe Road   Vice-President, Performance Excellence      Canadian
Trustee                      West                    Trillium Health Centre
                             Sussex Centre, Suite    (a healthcare facility)
                             500                     90 Burnhamthorpe Road West
                             Mississauga, ON         Sussex Centre, Suite 500
                             Canada  L5B 3C3         Mississauga, ON  Canada  L5B 3C3
---------------------------- ----------------------- ------------------------------------------- ---------------------
Deborah Menzies              980 Oliver Road         SPD Operator                                Canadian
Trustee                      Thunder Bay, ON         Thunder Bay Regional Health Science
                             Canada  P7B 6V4         Centre (a healthcare facility)
                                                     980 Oliver Road
                                                     Thunder Bay, ON  Canada  P7B 6V4
---------------------------- ----------------------- ------------------------------------------- ---------------------
Ron Meredith-Jones           49 Robin Hood Rd.       Consultant                                  Canadian
Trustee                      Toronto, ON             49 Robin Hood Rd.
                             Canada  M9A 2W0         Toronto, ON  Canada  M9A 2W0
---------------------------- ----------------------- ------------------------------------------- ---------------------
Scott Potts                  980 Oliver Road         Senior Vice President,                      Canadian
Trustee                      Thunder Bay, ON         Corporate Services and Operation
                             Canada  P7B 6V4         Thunder Bay Regional Health Science
                                                     Centre (a healthcare
                                                     facility) 980 Oliver Road
                                                     Thunder Bay, ON Canada P7B
                                                     6V4
---------------------------- ----------------------- ------------------------------------------- ---------------------
Louis Rodrigues              76 Stuart Street        Chef, Kingston General Hospital             Canadian
Trustee                      Kingston, ON  Canada    (a healthcare facility)
                             K7L 2V7                 76 Stuart Street
                                                     Kingston, ON  Canada  K7L 2V7
---------------------------- ----------------------- ------------------------------------------- ---------------------
James Sanders                1030 Ouellette Avenue   Medical Technologist                        Canadian
Trustee                      Windsor, ON  Canada     Hotel-Dieu Grace Hospital
                             N9A 1E1                 (a healthcare facility)
                              1030 Ouellette Avenue
                                                     Windsor, ON  Canada  N9A 1E1
---------------------------- ----------------------- ------------------------------------------- ---------------------
---------------------------- ----------------------- ------------------------------------------- ---------------------
Greg Shaw                    200 Front Street W.     Vice President                              Canadian
Trustee                      Suite 2800              Ontario Hospital Association
                             Toronto, ON             (an organization of member hospitals
                             Canada  M6S 2G4         dedicated to improving the delivery of
                                                     hospital health care)
                                                     200 Front Street W., Suite 2800
                                                     Toronto, ON  Canada  M6S 2G4
---------------------------- ----------------------- ------------------------------------------- ---------------------
Deepak Shukla                1 First Canadian Place  Financial Advisor                           Canadian
Trustee                      Toronto, ON  Canada     BMO Nesbitt Burns
                             M5X 1H3                 (an investment banking firm)
                                                     1 First Canadian Place
                                                     Toronto, ON  Canada  M5X 1H3
---------------------------- ----------------------- ------------------------------------------- ---------------------
Joyce Bailey                 23 Wycliffe Crescent    Retired                                     Canadian
Pension Observer             Toronto, ON
                             Canada  M2K 1V5
---------------------------- ----------------------- ------------------------------------------- ---------------------
Reno Bugiardini              1 Toronto Street,       Vice President, IT & Facilities             Canadian
Executive                    Suite 1400              Hospitals of Ontario Pension Plan
                             Toronto, ON             1 Toronto Street, Suite 1400
                             Canada  M5C 3B2         Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ------------------------------------------- ---------------------

---------------------------- ----------------------- ----------------------------------------------- -----------------
Name and Position at HOOPP   Residence or Business   Principal Occupation or Employment              Citizenship
                             Address
---------------------------- ----------------------- ----------------------------------------------- -----------------
George Buse                  1 Toronto Street        Senior Vice President Plan Operations           Canadian
Executive                    Suite 1400              Hospitals of Ontario Pension Plan
                             Toronto, ON             1 Toronto Street, Suite 1400
                             Canada  M5C 3B2         Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ----------------------------------------------- -----------------
G. Douglas Carr 1 Toronto Street Senior Vice President, Finance & Chief Canadian
Executive Suite 1400 Financial Officer
                             Toronto, ON             Hospitals of Ontario Pension Plan
                             Canada  M5C 3B2         1 Toronto Street, Suite 1400
                                                     Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ----------------------------------------------- -----------------
John Crocker                 1 Toronto Street        President & Chief Executive Officer             Canadian
Executive                    Suite 1400              Hospitals of Ontario Pension Plan
                             Toronto, ON             1 Toronto Street, Suite 1400
                             Canada  M5C 3B2         Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ----------------------------------------------- -----------------
Victoria Hubbell             1 Toronto Street        Senior Vice President, Strategic Planning &     Canadian/
Executive                    Suite 1400              Employee Services                               American
                             Toronto, ON             Hospitals of Ontario Pension Plan               (dual)
                             Canada  M5C 3B2         1 Toronto Street, Suite 1400
                                                     Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ----------------------------------------------- -----------------
Josephine E. Marks           1 Toronto Street        Senior Vice President, Investment Management    Canadian
Executive                    Suite 1400              & Chief Investment Officer
                             Toronto, ON             Hospitals of Ontario Pension Plan
                             Canada  M5C 3B2         1 Toronto Street, Suite 1400
                                                     Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ----------------------------------------------- -----------------
David Lansing Miller         1 Toronto Street        General Counsel and Senior Vice President,      Canadian and
Executive                    Suite 1400              Governance                                      American
                             Toronto, ON             Hospitals of Ontario Pension Plan
                             Canada  M5C 3B2         1 Toronto Street, Suite 1400
                                                     Toronto, ON  Canada  M5C 3B2
---------------------------- ----------------------- ----------------------------------------------- -----------------

         (d) and (e) Based on the information provided to the Reporting Persons, during the last five years, none of HOOPP Principals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.